UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Q&K International Group Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G7308L 100**

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). CUSIP number 74738J 102 applies to the American Depositary Shares (“ADSs”) of the Issuer, each representing thirty (30) Class A Ordinary Shares.

CUSIP No. G7308L 100

1	Names of reporting persons Youzhen Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 61,017,386(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 61,017,386(1)

9	Aggregate amount beneficially owned by each reporting person 61,017,386(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 5.7%(2)
12	Type of reporting person (see instructions) CO

(1)	Represents 61,017,386 Class A Ordinary Shares directly held by Youzhen Inc. Beneficial ownership information is presented as of December 31, 2019.
(2)

This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP No. G7308L 100

1	Names of reporting persons Shanghai Youzhen Investment Consultation Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 61,017,386(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 61,017,386(1)

9	Aggregate amount beneficially owned by each reporting person 61,017,386(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 5.7%(2)
12	Type of reporting person (see instructions) CO

(1)

Represents 61,017,386 Class A Ordinary Shares directly held by Youzhen Inc. Youzhen Inc. is wholly owned by Shanghai Youzhen Investment Consultation Co., Ltd. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP No. G7308L 100

1	Names of reporting persons Shanghai Youzhen Investment Management Center LLP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 61,017,386(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 61,017,386(1)

9	Aggregate amount beneficially owned by each reporting person 61,017,386(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 5.7%(2)
12	Type of reporting person (see instructions) PN

(1)

Represents 61,017,386 Class A Ordinary Shares directly held by Youzhen Inc. Youzhen Inc. is wholly owned by Shanghai Youzhen Investment Consultation Co., Ltd. Shanghai Youzhen Investment Management Center LLP holds 90% of all issued and outstanding shares of Shanghai Youzhen Investment Consultation Co., Ltd. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP No. G7308L 100

1	Names of reporting persons Guiying Song
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 61,017,386(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 61,017,386(1)

9	Aggregate amount beneficially owned by each reporting person 61,017,386(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 5.7%(2)
12	Type of reporting person (see instructions) IN

(1)

Represents 61,017,386 Class A Ordinary Shares directly held by Youzhen Inc. Youzhen Inc. is wholly owned by Shanghai Youzhen Investment Consultation Co., Ltd. Shanghai Youzhen Investment Management Center LLP holds 90% of all issued and outstanding shares of Shanghai Youzhen Investment Consultation Co., Ltd. The general partners of Shanghai Youzhen Investment Management Center LLP are Guiying Song (who is also the executive partner), Wanping Xie and Wen Shi. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

Item 1(a).	Name of Issuer:

Q&K International Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Suite 1607, Building A

No.596 Middle Longhua Road

Xuhui District, Shanghai, 200032

People’s Republic of China

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	Youzhen Inc.

(ii)	Shanghai Youzhen Investment Consultation Co., Ltd.

(iii)	Shanghai Youzhen Investment Management Center LLP

(iv)	Guiying Song

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(i)	Youzhen Inc.: Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

(ii)	Shanghai Youzhen Investment Consultation Co., Ltd.: Room 222, Floor 2, Building No. 3, No. 146, Futedong No.1 Road, (Shanghai) Pilot Free Trade Zong, People’s Republic of China

(iii)	Shanghai Youzhen Investment Management Center LLP: Room 2228, Building 6, No. 25, Lane 835, Jiaxingong Road, Jiading District, Shanghai, People’s Republic of China

(iv)	Guiying Song: Room 1002, 212 Zhaojiangbang Road, Xuhui District, Shanghai, People’s Republic of China

Item 2(c).	Citizenship:

(i)	Youzhen Inc.: British Virgin Islands

(ii)	Shanghai Youzhen Investment Consultation Co., Ltd.: People’s Republic of China

(iii)	Shanghai Youzhen Investment Management Center LLP: People’s Republic of China

(iv)	Guiying Song: People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00001 per share

Item 2(e).	CUSIP Number:

G7308L 100*

*	This CUSIP number applies to the Class A Ordinary Shares. CUSIP number 74738J 102 applies to the ADSs of the Issuer, each representing thirty (30) Class A Ordinary Shares.

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

The following table sets forth the beneficial ownership of the class of securities of the Issuer reported on for each of the Reporting Persons.

Reporting Person	Number of Class A Ordinary Shares Beneficially Owned(1)	Percent of Class(2)	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote(1)	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition(1)
Youzhen Inc.	61,017,386	5.7%	0	61,017,386	0	61,017,386
Shanghai Youzhen Investment Consultation Co., Ltd.	61,017,386	5.7%	0	61,017,386	0	61,017,386
Shanghai Youzhen Investment Management Center LLP	61,017,386	5.7%	0	61,017,386	0	61,017,386
Guiying Song	61,017,386	5.7%	0	61,017,386	0	61,017,386

(1)

61,017,386 Class A Ordinary Shares are directly held by Youzhen Inc. Youzhen Inc. is wholly owned by Shanghai Youzhen Investment Consultation Co., Ltd. Shanghai Youzhen Investment Management Center LLP holds 90% of all issued and outstanding shares of Shanghai Youzhen Investment Consultation Co., Ltd. The general partners of Shanghai Youzhen Investment Management Center LLP are Guiying Song (who is also the executive partner), Wanping Xie and Wen Shi. Beneficial ownership information is presented as of December 31, 2019.

(2)

The percentage amounts are based on 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

Youzhen Inc.

By:	/s/ Guiying Song
Name: Guiying Song
Title: Director

Shanghai Youzhen Investment Consultation Co., Ltd.

By:	/s/ Guiying Song
Name: Guiying Song
Title: Executive Director

Shanghai Youzhen Investment Management Center LLP

By:	/s/ Guiying Song
Name: Guiying Song
Title: General Partner and Executive Partner

Guiying Song

By:	/s/ Guiying Song

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement